Lehman Brothers Holdings Inc.
                      3 World Financial Center, 24th Floor
                               New York, NY 10285


                          OFFICE OF THE GENERAL COUNSEL


                                                           February 11, 1997



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Attn:  Document Control--EDGAR


Re:  SCHEDULE 13G AMENDMENT NO. 5


Dear Commissioner:

         On behalf of Lehman Brothers Holdings Inc.(the "Reporting Person"), submitted in electronic form for filing, is an Amendment No. 5 to a Schedule 13G relating to the Reporting Person's ownership of Common Stock of America West Airlines, Inc.

         If you have any questions regarding this filing, please contact the undersigned at (212) 526-1911.


Very truly yours,

/s/ Karen C. Manson
-------------------
Karen C. Manson
Vice President
Secretary


Enclosure

cc:      America West Airlines, Inc.
         National Association
          of Securities Dealers, Inc.